

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 13, 2009

Mr. Steven Stowell
Chief Financial Officer
Options Media Group Holdings, Inc.
125 NW 13th Street, Suite 300
Boca Raton, FL 33432

       Re: Options Media Group Holdings, Inc.
       Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed October 16, 2009
       File No. 333-147245

Dear Mr. Stowell:

       We have completed our review of your filing and have no further comments at this time.

                   Sincerely,
                   /s

                   Larry Spirgel
                   Assistant Director